UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  9)1

The Brink’s Company

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,528,205
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,528,205
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

2

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		821,893
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

821,893
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

821,893*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

*Possesses economic exposure to an aggregate of 1,803,663 shares (representing approximately 3.6% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

3

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		257,139
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

257,139
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,090
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,090
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,090
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,528,205
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,528,205
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

OO

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

8

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,528,205
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,528,205
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

PN

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

9

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,528,205
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,528,205
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

OO

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

10

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,528,205
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,528,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

11

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,528,205
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,528,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

12

CUSIP No. 109696104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,528,205
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,528,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,528,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IN

*Possesses economic exposure to an aggregate of 2,509,975 shares (representing approximately 4.97% of the outstanding shares) due to certain cash-settled total return swaps as further explained in Item 6.

13

CUSIP No. 109696104

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard CLP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 821,893 Shares beneficially owned by Starboard V&O Fund is approximately $21,574,322, excluding brokerage commissions. The aggregate purchase price of the 257,139 Shares beneficially owned by Starboard S LLC is approximately $7,573,686, excluding brokerage commissions. The aggregate purchase price of the 141,090 Shares beneficially owned by Starboard C LP is approximately $3,731,143, excluding brokerage commissions. The aggregate purchase price of the 308,083 Shares held in the Starboard Value LP Account is approximately $9,156,669, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP (together with its affiliates, “Starboard”) has undertaken the sales reported in this Amendment No. 9 to the Schedule 13D in large part to effectuate a rebalancing of Starboard’s portfolio in light of the significant appreciation in the Issuer’s stock price since Starboard filed its initial Schedule13D in the Issuer more than two years ago. The Shares sold by the Reporting Persons represent approximately 30% of the Reporting Persons’ total equity position in the Issuer.  Starboard intends to remain a large shareholder of the Issuer, and Mr. Feld continues as an active member of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,481,059 Shares outstanding, as of July 24, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 26, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on August 2, 2017, Starboard V&O Fund beneficially owned 821,893 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 821,893
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 821,893
4. Shared power to dispose or direct the disposition: 0

14

CUSIP No. 109696104

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on August 2, 2017, Starboard S LLC beneficially owned 257,139 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 257,139
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,139
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on August 2, 2017, Starboard C LP beneficially owned 141,090 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 141,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 141,090
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 141,090 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 141,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 141,090
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

15

CUSIP No. 109696104

E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 141,090 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 141,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 141,090
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard Value LP
(a)

As of the close of business on August 2, 2017, 308,083 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 821,893 Shares owned by Starboard V&O Fund, (ii) 257,139 Shares owned by Starboard S LLC, (iii) 141,090 Shares owned by Starboard C LP, and (iv) 308,083 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,528,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,528,205
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 821,893 Shares owned by Starboard V&O Fund, (ii) 257,139 Shares owned by Starboard S LLC, (iii) 141,090 Shares owned by Starboard C LP, and (iv) 308,083 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,528,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,528,205
4. Shared power to dispose or direct the disposition: 0

16

CUSIP No. 109696104

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 821,893 Shares owned by Starboard V&O Fund, (ii) 257,139 Shares owned by Starboard S LLC, (iii) 141,090 Shares owned by Starboard C LP, and (iv) 308,083 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,528,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,528,205
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 821,893 Shares owned by Starboard V&O Fund, (ii) 257,139 Shares owned by Starboard S LLC, (iii) 141,090 Shares owned by Starboard C LP, and (iv) 308,083 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,528,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,528,205
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Messrs. Smith, Mitchell and Feld
(a)

Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 821,893 Shares owned by Starboard V&O Fund, (ii) 257,139 Shares owned by Starboard S LLC, (iii) 141,090 Shares owned by Starboard C LP, and (iv) 308,083 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.0%

17

CUSIP No. 109696104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,528,205
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,528,205

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of August 2, 2017, the Reporting Persons ceased to have economic exposure to more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed in Amendments to the Schedule 13D, Starboard V&O Fund has entered into a cash-settled total return swap agreement with Société Générale as the counterparty (the “Swap”) that constitutes economic exposure to an aggregate of 981,770 notional Shares, or approximately 2.0% of the outstanding Shares. The Swap provides Starboard V&O Fund with economic results that that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap.

18

CUSIP No. 109696104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

       its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

       its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP

       its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

       its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

       its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

19

CUSIP No. 109696104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(143,720)	64.8500	06/08/2017
Sale of Common Stock	(125,755)	65.5798	06/08/2017
Sale of Common Stock	(14,372)	64.9625	06/09/2017
Sale of Common Stock	(21,558)	64.8851	06/09/2017
Sale of Common Stock	(35,929)	65.2427	06/12/2017
Sale of Cash-Settled Total Return Swap	(220,000)	77.9850	07/31/2017
Sale of Cash-Settled Total Return Swap	(130,000)	78.0100	08/01/2017
Sale of Cash-Settled Total Return Swap	(124,275)	77.8750	08/02/2017

Starboard Value and Opportunity S LLC

Sale of Common Stock	(20,489)	64.8500	06/08/2017
Sale of Common Stock	(17,928)	65.5798	06/08/2017
Sale of Common Stock	(2,049)	64.9625	06/09/2017
Sale of Common Stock	(3,073)	64.8851	06/09/2017
Sale of Common Stock	(5,123)	65.2427	06/12/2017
Sale of Common Stock	(1,820)	78.2471	07/31/2017
Sale of Common Stock	(29,544)	78.1802	07/31/2017
Sale of Common Stock	(18,534)	78.0492	08/01/2017
Sale of Common Stock	(17,717)	78.0185	08/02/2017

Starboard Value and Opportunity C LP

Sale of Common Stock	(11,242)	64.8500	06/08/2017
Sale of Common Stock	(9,837)	65.5798	06/08/2017
Sale of Common Stock	(1,124)	64.9625	06/09/2017
Sale of Common Stock	(1,687)	64.8851	06/09/2017
Sale of Common Stock	(2,811)	65.2427	06/12/2017
Sale of Common Stock	(999)	78.2471	07/31/2017
Sale of Common Stock	(16,210)	78.1802	07/31/2017
Sale of Common Stock	(10,169)	78.0492	08/01/2017
Sale of Common Stock	(9,721)	78.0185	08/02/2017

CUSIP No. 109696104

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(24,549)	64.8500	06/08/2017
Sale of Common Stock	(21,480)	65.5798	06/08/2017
Sale of Common Stock	(2,455)	64.9625	06/09/2017
Sale of Common Stock	(3,682)	64.8851	06/09/2017
Sale of Common Stock	(6,137)	65.2427	06/12/2017
Sale of Common Stock	(2,181)	78.2471	07/31/2017
Sale of Common Stock	(35,397)	78.1802	07/31/2017
Sale of Common Stock	(22,205)	78.0492	08/01/2017
Sale of Common Stock	(21,228)	78.0185	08/02/2017